

U.S. S 05041836 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-45411

REPORT FOR THE PERIOD BEGINNING 11/1/04 (MM/DD/YY) **AND ENDING** 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RBC Dain Rauscher Inc.

Official Use Only

FIRM ID. NO.



SEC MAIL
RECEIVED
PROCESSING
DEC 29 2005
WASH, D.C.
192
SECTION

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Dain Rauscher Plaza
60 South Sixth Street

(No. and Street)

Minneapolis	**Minnesota**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah J. Kermeen **(612) 371-7995**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Deloitte & Touche LLP

120 South Sixth Street	**Minneapolis**	**MN**	**55402**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Deborah J. Kermeen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to RBC Dain Rauscher Inc. and subsidiaries (the "Company") for the year ended October 31, 2005, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Deborah J. Kermeen
Chief Financial Officer

Subscribed to before me this day of December 21, 2005


SHIRLEY CAMERON
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2007

Notary Public


SEC MAIL
RECEIVED
PROCESSING
DEC 2 9 2005
WASH. D.C.
192
SECTION

RBC Dain Rauscher Inc.

(SEC I.D. No. 8-45411)

Consolidated Statement of Financial Condition and Supplemental Schedules as of October 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
RBC Dain Rauscher Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of RBC Dain Rauscher Inc. and subsidiaries (the "Company") as of October 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Dain Rauscher Inc. and subsidiaries at October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statements of financial condition taken as a whole. The supplemental schedules on pages 16, 17, and 18 are presented for purposes of additional analysis and are not a required part of the basic consolidated statement of financial condition, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated statement of financial condition taken as a whole.

Deloitte & Touche LLP

December 19, 2005

RBC DAIN RAUSCHER INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2005
(In thousands, except share and per share information)

ASSETS

Cash and cash equivalents (Note 2)	$ 96,959
Receivable from customers (Note 2)	1,656,781
Receivable from brokers, dealers, and clearing organizations (Note 3)	202,893
Receivable from Parent and affiliates (Note 13)	74,889
Securities borrowed (Note 2)	625,922
Securities purchased under agreements to resell (Note 2)	256,748
Trading securities owned—at market value (Notes 2 and 4)	1,957,948
Equipment and leasehold improvements—net (Notes 2 and 5)	26,470
Other receivables (Note 2)	232,154
Deferred income taxes (Notes 2 and 17)	50,798
Goodwill (Note 2)	118,976
Other assets (Note 6)	215,174
Total assets	$ 5,515,712

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Short-term borrowings (Note 7)	$ 88,000
Drafts payable	129,287
Payable to customers (Note 2)	836,234
Payable to brokers, dealers, and clearing organizations (Note 3)	173,932
Payable to Parent and affiliates (Note 13)	34,669
Securities loaned (Note 2)	806,609
Securities sold under repurchase agreements (Note 2)	737,350
Trading securities sold, but not yet purchased—at market value (Notes 2 and 4)	609,624
Accrued compensation	400,902
Income taxes payable (Notes 2 and 17)	21,459
Long-term borrowings from affiliate (Note 8)	590,000
Other accrued expenses	121,449
	4,549,515
Liabilities subordinated to claims of general creditors (Note 9)	240,000
Total liabilities	4,789,515
SHAREHOLDER'S EQUITY:	
Common stock ($.125 par value, 100,000 share authorized, issued and outstanding)	13
Additional paid-in capital	482,520
Retained earnings	243,664
Total shareholder's equity	726,197
Total liabilities and shareholder's equity	$ 5,515,712

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. OWNERSHIP AND NATURE OF BUSINESS

RBC Dain Rauscher Inc. and Subsidiaries (the "Company") is a registered broker-dealer in securities and an introducing futures commission merchant. The Company is a member firm of the New York Stock Exchange, Inc. ("NYSE") and other securities and commodities exchanges. The Company is a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada ("RBC"). The Company offers full-service brokerage and investment banking services to individual, institutional, corporate and governmental clients. Additionally, the Company conducts principal trading, primarily in municipal bonds and other fixed income securities. The Company also provides asset management services for its customers and clearing services to correspondent firms introduced through its RBC Dain Correspondent Services ("RBC DCS") division. The Company carries all customer accounts of the correspondent brokers and extends margin credit to these customers. The consolidated financial statements include the Company and two wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

In November 2004, the Company sold the net assets of $2.4 million of its former Middle Markets ("MM") business line to RBC Capital Markets Corp. ("RBCCM"), an affiliate of the Company, for $2.4 million. This transaction was accounted for at historical cost since the transaction was between entities under common control. MM provided traditional institutional equity sales and block trading, industry/sector specific research and electronic execution services to smaller institutional investment managers, pension and mutual funds and hedge funds.

In January 2005, the Company assumed the net liabilities of $1.9 million of the High Yield Sales and Trading ("HY") business of RBCCM, an affiliate of the Company. This transaction was accounted for at historical cost since the transaction was between entities under common control. The transaction has been treated as if it occurred prior to the earliest period presented. HY provides sales, trading and research services related to non-investment grade securities to institutional clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Securities Transactions—The Company records its profits on principal and agency transactions and the related commission revenue and expense on a settlement date basis, except for transactions that are hedged with derivative instruments, which are recorded on a trade date basis (see Note 12). This accounting is not materially different than if transactions were recorded on a trade date basis.

Trading securities owned and trading securities sold, but not yet purchased, including derivative financial instruments, are recorded on a trade date basis and are stated at market value. The Company marks securities to market. The Company determines market value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

The Company also has venture capital investments in securities that are currently non-marketable. These securities, which are accounted for at estimated fair value, are included in other assets. Management has determined that when the investments remain restricted, cost generally approximates fair value, and when the restrictions expire on these investments or they are otherwise readily marketable, the Company uses public market quotations or determines fair value through an analysis of financial statements or other sources of financial data. At October 31, 2005, the fair value of these equity instruments and venture capital investments was $5.5 million included in other assets on the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned—Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Company or its counterparties may terminate these transactions on short notice. Securities borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives cash as collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, if necessary.

Resale and Repurchase Transactions—Securities sold under repurchase agreements or purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions. The Company records these agreements at the contract amount at which the securities will subsequently be resold or reacquired, plus accrued interest. These agreements provide for termination by the Company or its counterparties on short notice. It is the policy of the Company to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company may pledge its financial instruments owned to collateralize repurchase agreements, securities lending agreements, and other securities financing transactions. Pledged securities that can be resold or repledged by the secured party are included in trading securities owned in the consolidated statement of financial condition. As of October 31, 2005, the fair value of pledged securities was $745.5 million. Additionally, there may be financial instruments owned by the Company that have been loaned or pledged to counterparties, where those parties do not have the right to sell or repledge the collateral. As of October 31, 2005, the Company did not have any securities in this classification. The Company enters into reverse repurchase agreements and repurchase agreements to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations. The Company receives collateral in the form of securities in connection with reverse repurchase agreements. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At October 31, 2005, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $253.4 million, and the fair value of the portion that has been sold or repledged was $247.0 million.

Asset Management Fees—Asset management fees are calculated and billed to clients quarterly in advance based on assets under management at the beginning of the quarter. Fee revenue is recognized equally across each month for a given quarter. These revenues are determined in accordance with contracts between the Company and retail and institutional clients to which the Company provides fee-based brokerage and investment advisory services.

The Company also receives fees from an affiliate based on money market fund assets managed by the affiliate for the Company's clients. The fees are calculated based on average assets under management for each month and are recorded monthly by the Company.

Investment Banking and Underwriting Revenue—Fixed income underwriting and management fees and the related selling concessions are recorded when the transaction is complete and the Company's revenue is reasonably determinable. Financial advisory fees are recorded when earned and determinable, which is as services are provided. Equity selling concessions are recorded when the transaction is complete and the Company's revenue is reasonably determinable.

Receivable from and Payable to Customers—Amounts receivable from customers are primarily related to margin balances. Other customer receivables and payables result from cash transactions. The Company does not include in its consolidated statement of financial condition the securities owned by customers or the securities sold short by customers.

Other Receivables—Included in other receivables are forgivable loans made to financial consultants and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the term of the loan, which is generally three to eight years, using the straight-line method.

Depreciation and Amortization—Furniture and equipment are depreciated using the straight-line method over estimated useful lives of two to eight years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease. Construction in process is not depreciated until the project is complete, at which time the amounts are transferred into the appropriate classification of furniture and equipment or leasehold improvements.

Goodwill and Other Intangible Assets—Goodwill is primarily related to the 2004 acquisition of William R. Hough & Co. and the 2003 acquisition of First Institutional Securities, LLC. Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, addresses the accounting and reporting for acquired goodwill and other intangible assets. Under the provisions of SFAS No. 142, intangible assets acquired in a business combination, which do not possess finite useful lives, will not be amortized into net income over an estimated useful life. However, these intangible assets will be tested for impairment at least annually based on specific guidance provided in SFAS No. 142.

Under SFAS No. 142, an indicator of impairment of goodwill results if the net book value of a reporting unit exceeds its estimated fair value. The Company performed its annual assessment as of July 31, 2005 and no impairment loss was recorded as a result of this test. The changes in the carrying amount of goodwill for the year ended October 31, 2005 are as follows (in thousands):

Balance—October 31, 2004	$ 118,380
Additions/changes—	
Purchase price adjustments	596
Balance—October 31, 2004	$ 118,976

Other intangible assets, which include customer relationship intangible assets, are recorded in other assets and amortized over their estimated useful lives of two to ten years using the straight-line basis.

Income Taxes—The Company is included in the consolidated income tax returns filed by RBC's U.S.-based holding company RBC Holdings (USA), Inc. ("RBC Holdings"). The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at each year end, using the tax rate expected to exist when the temporary difference reverses.

Fair Value of Financial Instruments—Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value. The fair value of the Company's borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at October 31, 2005.

Use of Estimates—The Company has made estimates and assumptions in reporting certain assets and liabilities (including trading securities, legal accruals, and goodwill impairment) and the disclosure of contingent liabilities in preparing this consolidated statement of financial condition, and the reported amounts of revenues and expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Stock-Based Compensation—The Company recognizes cost for various compensation plans based on the estimated fair value of the equity instrument awarded on the grant date.

New Accounting Pronouncement—In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), *Share-Based Payment*. SFAS No. 123(R) establishes standards for accounting for the exchange of a company's equity instruments for employee services and transactions that may be settled with employees by issuance of company equity instruments. The provisions of SFAS No. 123(R) are effective November 1, 2005 for the Company. Management has not completed their assessment of the impact of the adoption of SFAS No. 123(R) to the Company's consolidated statement of financial condition.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The Company's receivable from and payable to brokers, dealers and clearing organizations at October 31, 2005 consisted of the following (in thousands):

Receivable from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 157,241
Clearing organizations, correspondent brokers and other	45,652
	$ 202,893
Payable to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 131,902
Clearing organizations, correspondent brokers and other	42,030
	$ 173,932

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company or its counterparties subsequent to settlement date.

4. TRADING SECURITIES

The market values of trading securities at October 31, 2005 are summarized as follows (in thousands):

Owned:	
Municipal securities	$ 877,071
U.S. government and government agency securities	768,434
Corporate fixed income and other securities	268,395
Certificates of deposit	32,864
Equity securities	11,184
	$ 1,957,948
Sold, but not yet purchased:	
U.S. government and government agency securities	$ 564,958
Corporate fixed income and other securities	44,666
	$ 609,624

Trading securities owned include $745.5 million of securities, primarily U.S. government, government agency and municipal securities, that were subject to repurchase agreements at October 31, 2005. The Company has entered into resale agreements for U.S. government and government agency securities with a market value of $253.4 million related to trading securities sold, but not yet purchased at October 31, 2005.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company's equipment and leasehold improvements at October 31, 2005 consisted of the following (in thousands):

Furniture and equipment	$ 7,527
Computer equipment and software	9,838
Leasehold improvements	26,263
Construction in process	5,549
	49,177
Accumulated depreciation	(22,707)
Net equipment and leasehold improvements	$ 26,470

6. INTANGIBLE ASSETS

The Company's intangible assets at October 31, 2005, are included in other assets on the consolidated statement of financial condition and consisted of the following (in thousands):

Intangible assets	$ 12,470
Accumulated amortization	(2,068)
Net intangible assets	$ 10,402

7. SHORT-TERM BORROWINGS AND SHORT-TERM BORROWINGS FROM AFFILIATE

The Company has $1.2 billion in short-term (overnight) credit facilities with nonaffiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2005, there was $88.0 million outstanding under these facilities.

The Company has a $250 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2005, there was no outstanding balance under this facility.

The Company has a $300 million revolving credit agreement with RBC. Loans under this facility are unsecured. As of October 31, 2005, there were no amounts outstanding under this facility.

8. LONG-TERM BORROWINGS FROM AFFILIATE

The Company has a $100 million term loan agreement with RBUS LLC, an RBC affiliate. The loan matures August 10, 2006 with no scheduled principal payments until maturity and is unsecured.

The Company has a $250 million term loan agreement with RBUS LLC. The loan matures March 27, 2006 with no scheduled principal payments until maturity and is unsecured.

The Company has a $240 million term loan agreement with RBUS LLC. The loan matures March 27, 2006 with no scheduled principal payments until maturity and is unsecured. This term loan agreement was previously a subordinated debt agreement that was amended and restated effective October 31, 2005 (Note 9).

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a five-year $240 million subordinated debt agreement with RB U.S. Finance LLC, an RBC affiliate. The subordinated debt matures October 31, 2010 with no scheduled principal payments until maturity.

Effective October 31, 2005, the Company amended and restated its five-year $240 million subordinated debt agreement with RBUS LLC to remove the subordination terms. As a result, $240 million was reclassified from liabilities subordinated to claims of general creditors to long-term borrowings from affiliates (Note 8).

The liabilities subordinated to claims of general creditors are covered by agreements approved by the NYSE and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements (Note 10), they may not be repaid.

10. REGULATORY REQUIREMENTS

As a broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission ("SEC"). The Rule is designed to measure the general financial position and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to customers. The Rule provides for two methods of computing net capital (as defined). The Company uses what is known as the alternative method. Under this method, minimum net capital is defined as the greater of $1 million or 2% of aggregate debit items from customer transactions (as defined). In addition to the SEC rule, the

NYSE may also require a member organization to reduce its business if net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit items. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NYSE, the SEC and other regulatory bodies and may ultimately require its liquidation. The Company has at all times maintained its net capital above both SEC and NYSE required levels. At October 31, 2005, the Company had net capital of $325.6 million, or 18.19% of aggregate debit items, which was $289.8 million in excess of 2% of aggregate debit items and $236.1 million in excess of 5% of aggregate debit items. The Company is also subject to the minimum financial requirements of the Commodity Exchange Act (the "CEA"). Based on the Company's commodity activity, the CEA requirements are less restrictive than those of the SEC.

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2005, the Company was not required to maintain a balance in the special reserve account.

The Company also computes a reserve requirement for the proprietary accounts of introducing brokers ("PAIB"). At October 31, 2005, the Company was not required to maintain a balance in the PAIB special reserve account.

11. COMMITMENTS AND CONTINGENT LIABILITIES

Leases—The Company leases office space, furniture, and communications and information technology equipment under various noncancelable operating leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payment of real estate taxes, insurance, and other occupancy expenses. The Company also leases information technology equipment under a noncancelable capital lease.

Aggregate minimum rental commitments (net of noncancelable agreements) as of October 31, 2005 are as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2006	$ 1,536	$ 46,777
2007	1,536	42,909
2008	1,536	36,668
2009	867	29,210
2010		23,365
Thereafter		83,258
Total minimum lease payments	5,475	$ 262,187
Less amount representing interest	(455)	
Present value of minimum lease payments	$ 5,020	

Assets recorded under capital leases are included in equipment and leasehold improvements and consist of the following as of October 31, 2005 (in thousands):

Computer equipment	$ 5,513
Less accumulated amortization	(486)
	$ 5,027

Litigation—The Company is a defendant in various legal actions, suits, and proceedings before courts, arbitrators, and governmental agencies. Certain of these actions, including those described below, claim substantial damages and could have a material adverse effect on the Company's consolidated financial condition should these matters not be resolved favorably. While the outcome of any litigation is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of all matters pending or threatened against the Company will not have a material adverse effect on the Company's consolidated financial condition.

The Company is involved in a consolidated class action suit related to initial public offerings where the Company participated as an underwriter. A sample of "focus" cases has been selected from the total claims brought within the consolidated class action. The focus cases are proceeding through discovery and litigation. The expected outcome of the focus cases has not been determined by the parties involved and damages have not been determined. Management does not believe the impact of the class action will have a material adverse effect on the Company's consolidated financial condition and results of operations, although the amounts involved could be substantial.

Regulators at the state and federal level continue to investigate the manner in which mutual funds compensate broker-dealers in connection with the sale of the mutual funds' shares by the broker-dealer, as well as whether broker-dealers distributing the funds complied with the terms of the relevant prospectuses in selling shares in those funds. It is likely in the future that broker-dealers will be required to provide more disclosure to their clients with respect to such payments, and it is possible that such payments may be restricted. It is also possible that broker-dealers, including the Company, will be required to provide restitution to clients for any amounts, including, for example, sales charges, collected by broker-dealers contrary to the terms of the relevant mutual fund prospectus. Any further resultant action from the task force and regulatory studies concerning mutual funds, or required remedial efforts by the Company to address noncompliant sales or other practices, could negatively affect the Company's consolidated financial condition and results of operations.

12. OFF-BALANCE-SHEET RISK

The Company may enter into transactions involving derivative financial instruments. Derivative contracts are financial instruments such as a future, forward, swap, floor, collar, or option contract. Generally, a derivative represents a future commitment to purchase or sell a financial instrument at specific terms and dates or to exchange interest payment streams based on the contract or notional amount. These financial instruments may have market or credit risk, which is not reflected in the market values included on the consolidated statement of financial condition.

The Company has risk management policies that limit the size and risk of securities owned and securities sold, not yet purchased. These policies include a risk point methodology, which assigns risk points to certain inventories based on modified duration (adjusts all securities to a one-year maturity) and a value at risk methodology. The Company also monitors inventories for factors that include credit and concentration risk, contract length and inventory age. These inventories are held primarily for distribution to individual and institutional clients in order to meet those clients' needs. The Company

does not enter into derivative financial instruments with off-balance-sheet risk other than those described in this note. The Company utilizes these types of derivatives to manage risk exposure.

Market Risk—As part of its broker-dealer activities, the Company purchases and sells a variety of cash and derivative financial instruments in order to reduce exposure to market risk. Market risk includes changes in interest rates, currency exchange rates, indices or value fluctuations in the underlying financial instruments. The Company's hedging strategy involves the purchase and sale of derivative financial instruments to offset market risk associated with other transactions. The Company regularly sells securities not yet purchased (short sales) for its own account, primarily to hedge fixed income trading securities. Short positions may expose the Company to market risk not recorded in the statement of financial condition in the event prices increase, as it may be obligated to acquire the securities at prevailing market prices.

The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the Company's consolidated statement of financial condition, as these contract amounts are not actually paid or received. Notional amounts allow the Company to calculate the cash flows to be exchanged and its involvement in any particular type of financial instrument; however, these amounts are not indicative of overall market risk.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearing agents and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

Credit Risk—The notional amounts of derivative instruments also do not represent the Company's potential risk from counterparty nonperformance. The Company periodically offsets its market risk resultant from fixed income trading by entering into financial futures, swaps, or option contracts. Transactions in futures or option contracts are conducted through regulated exchanges, which guarantee performance of counterparties and are settled in cash on a daily basis, minimizing credit risk. Management believes that the Company's exposure to credit risk is represented by the fair value of trading securities owned, fails to deliver and customer accounts receivable.

Customer Activities—In the normal course of business, the Company executes, settles, and finances customer securities transactions. Customers' securities activities are transacted on either a cash or margin basis. The Company may be required to borrow securities in order to meet settlement requirements from customer short sale activity. As part of these customer transactions, the Company also executes option and futures contracts. The risk with these transactions is that customers may fail to satisfy their obligations, requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

The Company mitigates risk by requiring customers to maintain margin collateral in compliance with both regulatory and internal guidelines. The Company monitors necessary margin levels daily and requires customers to either deposit additional collateral or reduce margin positions. Market declines could reduce the collateral value to below the amount the Company has loaned, plus interest, before the Company is able to sell the collateral. However, due to daily monitoring of valuations and the amount of collateral the Company requires, management believes this risk to be minimal.

Deferred Compensation Hedge—As further described in Note 15, the Company has entered into a total return swap to hedge it's retention bonus pool. Management monitors exposure on this transaction by evaluating the effectiveness of this hedge on a monthly basis. In addition, as further described in Note 16, the Company has entered into a total return swap to economically hedge its Wealth Accumulation Plan liability.

13. RELATED-PARTY TRANSACTIONS

The Company receives certain fees from an affiliated asset manager for sales of money market fund shares. Under an informal agreement, this affiliate compensates the Company based on a percentage of net assets of these money market funds.

The Company engages in activities with RBC and RBC affiliates, mainly RBUS LLC and RB U.S. Finance LLC. The Company entered into a five-year $240 million subordinated debt agreement with RB U.S. Finance LLC (Note 9), a $100 million term loan agreement with RBUS LLC (Note 8), a $250 million term loan agreement with RBUS LLC (Note 8), a $240 million term loan agreement with RBUS LLC (Note 8), a $300 million revolving credit agreement with RBC (Note 7) and a $250 million short-term (overnight) credit facility with RBC (Note 7). Also, in the normal course of business, the Company enters into stock borrow and stock loan transactions with RBCCM. The contract value of these activities outstanding at October 31, 2005 totaled $1.6 million and $3.5 million, respectively. The Company also enters into resale and repurchase agreements with RBCCM. There were no outstanding resale or repurchase transactions at October 31, 2005. The Company has also entered into total return swaps with an RBC affiliate (Notes 15 and 16).

The Company has an agreement with the Parent in which the Parent provides certain fixed assets and financing for the Company. The Parent allocates depreciation and interest expense to the Company.

The Company maintains an agreement with RBCCM for the execution and clearance of its commodity futures trading activity. As of October 31, 2005, the Company had a receivable of $6.1 million from RBCCM related to this activity.

The Company also has net receivables from the Parent and affiliates of $40.2 million as of October 31, 2005. The receivable is primarily related to the Company's management of cash balances, cash receipts and cash distribution for the Parent and affiliates.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

14. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan available to substantially all full-time employees (the "Plan"). Participants may contribute, on a pretax basis, up to 25% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pretax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis. The Plan's year runs from January 1 to December 31.

The Company matches up to a maximum of 6% of the eligible pretax compensation, which is invested at the direction of the participants. Financial consultants are limited to a total company match of $1,500. An additional discretionary company contribution is credited in January for the prior plan year for eligible employees. Discretionary company contributions are made in the RBC Stock Fund, and up to

50% of the discretionary company contributions can be transferred to any other investment option offered in the Plan each year. Employees do not have to be participating in the Plan to receive the discretionary company contribution. Financial consultants and employees who are eligible for the Wealth Accumulation Plan are not eligible to receive the discretionary company contribution. The Company's policy is to fund plan costs currently.

15. RETENTION BONUS POOL

In connection with the acquisition of the Parent by RBC, certain officers and key employees of the Company were selected to participate in a retention bonus pool (the "Pool"). Participants in the Pool were granted units on January 10, 2001, with an aggregate value of $200 million based on the value of RBC common stock at that date. The units fluctuated in value based upon the value of RBC common stock and were paid in cash upon vesting. These units vested over a period of up to four years from the date of the agreement. The Company made the final payments from the Pool in January 2005.

The Company's ultimate cash obligation for the units fluctuated based on the per-share market value of RBC common stock. The Company hedged its exposure to changes in value of RBC common stock by entering into a total return swap (the "Swap") with an affiliate of RBC. Under the Swap agreement, the Company paid interest to the counterparty at a rate based on LIBOR plus 0.08% on the notional value, as described in the Swap agreement, in exchange for receiving the rate of return of RBC common stock on the notional value. The Company recognized other comprehensive income/loss for changes in the value of the Swap that relates to the hedged portion of the Pool that had not yet been recognized as compensation expense. In connection with the final payments from the Pool, the Swap was terminated in January 2005.

Also, in connection with the Parent's October 31, 2001 acquisition of Tucker Anthony Sutro, certain officers and key employees of the Company were granted cash retention awards on October 31, 2001, with an aggregate value of $100 million. These awards are being expensed and paid out evenly over the expected service periods of three or four years from the date of the agreement.

16. DEFERRED COMPENSATION PLANS

The Company maintains a nonqualified deferred compensation plan for key employees under an arrangement called the Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. Certain deferrals may also be eligible for matching contributions by the Company. All matching contributions are allocated to the RBC Share Account. Other bonuses may also be paid into the plan. These deferrals and matching contributions vest over a period of zero to five years starting after the plan year.

In connection with its obligations under the Wealth Accumulation Plan, the Company has purchased shares of the various funds offered in the Plan. These investments, which had a market value of $167 million at October 31, 2005, are included in other assets. The Company also entered into total return swaps (the "WAP Swaps") with an affiliate of RBC related to its RBC Share Account obligation under the Plan, which expire through March 2006. Under the WAP Swap agreements, the Company pays interest to the counterparty at a rate based on LIBOR plus a spread on the notional value, as described in the WAP Swap agreements, in exchange for receiving the rate of return on RBC common stock on the notional value.

The Company maintains a Performance Deferred Share Plan to make certain awards to select key employees of the Company. The awards consist of RBC common shares that vest three years from the

date of grant. The grants are 50% fixed and 50% variable performance based awards. For the performance based award, the ultimate number of RBC common shares earned by the employee may be increased or decreased by 50% depending on RBC's total shareholder return compared to a peer group of North American financial institutions, as defined in the plan. In connection with the Performance Deferred Share Plan, the Company holds the unvested RBC common shares as custodian for the employees. As of October 31, 2005, $11.5 million of RBC common shares were held by the Company and are recorded as other assets. Approximately 70,000 shares were granted during the year. At October 31, 2005, there were approximately 163,000 shares outstanding.

The Company maintains a Long Term Incentive Plan to make certain awards based on the value of RBC common shares to select key employees of the Company. The awards have been in the form of either stock appreciation rights ("SARs") or share units. The SARs have a five-year term, three-year vesting, and an exercise price that is not less than the market price of RBC common shares on the grant date. Participants may choose to exercise the SARs after the vesting date. Settlement of the exercised SARs is in the form of cash payment to the participant. The share units have a vesting provision of up to four years and track the value of RBC common shares. Once the share units are vested, settlement is in the form of cash payment. No additional awards were granted during the year. At October 31, 2005, there were approximately 80,000 shares outstanding.

17. INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by RBC Holdings. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. The Company's effective tax rate differs from the statutory federal rate primarily due to the sale of the Company's former Capital Markets ("CM") business line to RBCCM, state taxes, and nontaxable municipal bond income.

On the basis of filing a separate income tax return, the sale of the Company's CM business line to RBCCM in February 2004 resulted in a taxable gain of $197.7 million and a deferred income tax liability of $74.6 million. For income tax purposes, the Company will recognize this deferred tax liability over a period of 15 years as RBCCM amortizes, for income tax purposes, the goodwill associated with this gain. The amortization will result in a current income tax payable to RBC Holdings. In accordance with the intercompany tax-sharing agreement, the Company, RBC Holdings, and RBCCM have agreed that the tax benefits related to RBCCM's amortization of the goodwill will flow through RBC Holdings to the Company as an offset to the current tax payable. The impact of this flow-through will be recorded by the Company as additional paid-in capital. For the year ended October 31, 2005, the Company amortized $5.0 million of the deferred tax liability. As of October 31, 2005, the remaining unamortized deferred tax liability related to the sale was $65.9 million. Since the Company and RBCCM are both included in the consolidated federal and most state income tax returns filed by RBC Holdings, there is no current or deferred income tax liability recorded in the consolidated financial statements of RBC relating to the sale of the Company's CM business line.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities relate primarily to the sale of the Company's CM business line to RBCCM, compensation accruals not currently deductible, reserves maintained for accounting purposes and goodwill.

The Company has reviewed the components of its net deferred tax asset and has determined that it is more likely than not that the asset will be realized.

* * * * * *

SUPPLEMENTAL SCHEDULES

RBC DAIN RAUSCHER INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF OCTOBER 31, 2005
(In thousands)

Net capital:	
Total shareholder's equity	$ 726,197
Shareholder's equity not allowable for net capital	(2,781)
Total shareholder's equity qualified for net capital	723,416
Additions—	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	240,000
Total capital and allowable subordinated liabilities	963,416
Deductions and other charges—	
Nonallowable assets:	
Loans and advances	140,153
Goodwill	118,976
Receivable from Parent and affiliates	74,889
Deferred income taxes	50,798
Equipment and leasehold improvements—net of accumulated depreciation	26,470
Other investments not readily marketable	14,910
Prepaid expenses	14,685
Underwriting receivables	1,679
Other receivables and other assets	33,959
Total nonallowable assets	476,519
Charges relating to security accounts:	
Haircuts on trading securities	145,151
Commodity futures contracts and spot commodities	7,096
Aged transfers	3,295
Aged fails to deliver (146 items)	1,347
Other	4,408
Total charges relating to security accounts	161,297
Net capital	325,600
Minimum net capital required (the greater of $1.0 million or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934)	35,800
Excess net capital	$ 289,800

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2005.

RBC DAIN RAUSCHER INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF OCTOBER 31, 2005
(In thousands)

CREDITS:	
Free credit balances and other credit balances in customers' security accounts	$ 831,502
Monies borrowed collateralized by customer securities	95,579
Monies payable against customers' securities loaned	280,273
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	86,596
Credit balances in firm accounts which are attributable to principal sales to customers	9,708
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	39
Market value of short securities count differences over seven business days old	290
Market value of short securities and credits in all suspense accounts over seven business days	3,919
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	3,295
Other	21,447
Total credits	1,332,648
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts, excluding unsecured and partly secured accounts and accounts doubtful of collection	1,508,408
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	77,680
Customers' securities failed to deliver not older than 30 calendar days (including debit balances in continuous net settlement accounts)	108,342
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	95,579
Aggregate debit items	1,790,009
Less 3% of aggregate debit items	(53,700)
Total debits	1,736,309
Excess of total debits over total credits	$ 403,661
Total cash or qualified securities held in a "Special Reserve Bank Account" for the exclusive benefit of customers at October 31, 2005	$ -

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2005.

RBC DAIN RAUSCHER INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF OCTOBER 31, 2005
(In thousands, except number of items)

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.

A. Market Value	$ -
B. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Market Value	$ -
B. Number of items	-

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2005.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

December 19, 2005

RBC Dain Rauscher Inc.
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of RBC Dain Rauscher Inc. and Subsidiaries (the "Company") for the year ended October 31, 2005 (on which we issued our report dated December 19, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16:(1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP